January 6, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	National Western Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 001-34411

Dear Mr. Rosenberg:

The following responses are provided with respect to your comment letter dated December 13, 2011 for the filing noted above. The responses are in the same order as in your letter.

Market Risk
Credit Risk, page 54

1.
You disclose on page 14 under risk factors that for your fixed-indexed products, over the counter derivative instruments are purchased from a number of highly rated counterparties to fund the index credit to policyholders. In the event that any of these counterparties fails to meet their contractual obligations under these derivative instruments, the Company would be financially at risk for providing the credits due. The failure of the counterparty to perform could negatively impact the Company's financial strength and reduce the Company's profitability. Please tell us:

•	The names of the significant counterparties for your over the counter derivative instruments;

•	The notional amounts and amounts due from each of these counterparties;

•	The duration of these derivatives and the amount physically settled in each fiscal year presented to provide additional information regarding the volume of activity as required by ASC 815-10-50-1Ad;

•
The processes and procedures you undertake to assess the financial strength and ability of the counterparties to perform on their obligations since you appear to rely primarily on credit ratings based on your disclosure on page 81 that you do not expect your counterparties to fail to meet their obligations given their high credit ratings;

•	The credit support agreements in place with each of your counterparties for option holdings in excess of specific limits; and

•	The maximum amount of loss due to credit risk if the counterparties fail to perform on their obligations in accordance with ASC 825-10-50-21(b).

Company Response. The counterparties, notional amounts hedged, market value of outstanding options, collateral held, and the net exposure as of December 31, 2010 are as follows:

Counterparty	Moody/ S&P	Notional Amount	Market Value	Collateral Held	Net Exposure
Bank of America	Aa3/A+	208,100,000	11,997,192	7,198,215	4,798,977
Barclays Bank	Aa3/AA-	282,100,000	14,266,173	4,182,576	10,083,597
BNP Paribas	Aa2/AA	92,000,000	4,949,536	—	4,949,536
Credit Suisse	Aa1/A+	412,800,000	27,260,842	21,900,615	5,360,227
JPMorgan Chase	Aa1/AA-	253,500,000	7,229,905	2,179,879	5,050,026
SunTrust Bank	A3/BBB+	8,600,000	25,726	499,870	—
Wells Fargo	Aa2/AA	198,600,000	14,554,285	—	14,554,285

Totals		1,455,700,000	80,283,659	35,961,155	44,796,648

The Company maintains credit support agreements with each counterparty which specify a sliding collateral scale depending upon the rating of the counterparty. The maximum market value of outstanding options per counterparty not subject to collateral support is $20 million for Aaa/AAA rated counterparties. This limit declines to $0 for a Baa1/BBB+ rated counterparty. The collateral threshold limits (in $ millions) for each counterparty as of December 31, 2010 were as follows (shaded amount depicting applicable limit for each counterparty):

	Bank of America	Barclays Bank	BNP Paribas	Credit Suisse	JPM Chase	SunTrust Bank	Wells Fargo
Rating	Aa3/A+	Aa3/AA-	Aa2/AA	Aa1/A+	Aa1/AA-	A3/BBB+	Aa2/AA

Aaa/AAA	15	10	15	20	20	20	20
Aa1/AA+	10	10	10	15	15	15	15
Aa2/AA	10	10	10	15	15	15	15
Aa3/AA-	10	10	10	10	5	10	10
A1/A+	5	10	5	5	5	5	5
A2/A	5	10	5	5	5	5	5
A3/A-	5	10	2.5	5	5	5	5
Baa1/BBB+	—	5	—	—	—	—	—

For consideration in contracting with a counterparty the rating required by the Company is “A” or higher. In addition, the Company requires each counterparty to execute a credit support agreement with thresholds declining to $0 if a counterparty's rating falls below A3/A-. Once contracted a counterparty is assigned to one of the Company's Senior Analysts specializing in the bank and finance sectors who is responsible for monitoring the creditworthiness of the counterparty. In the monitoring process, if material concerns arise or if a counterparty's rating falls below A3/A-, the Company ceases purchasing options from that counterparty. During 2010, SunTrust Bank's S&P rating fell to BBB+ and the Company stopped purchasing options from this counterparty with the final position expiring in January 2011.

The index options purchased from counterparties have a duration of one year. For the years ended December 31, 2010 and 2009, the amounts pertaining to index options physically settled were as follows:

	2010	2009

Initial purchase cost	41,718,340	56,808,080
Consideration received on termination	80,497,094	9,068,124
Gain (loss) on termination	38,778,754	(47,739,956)

Please note that the cost of the purchased options is priced into the Company's products. The amount reported as a loss on termination does not represent a financial loss to the Company as long as the purchased options are within the “budget” priced into the Company's products. The loss in 2009 represents the cost of purchased options not recovered at expiration. However, the Company did not experience a financial loss because the option costs in 2009 were within the pricing budget.

Notes to Consolidated Financial Statements
Note 3: Investments, page 88

2.
You disclose on page 32 that your practice is to impair equity security holdings whose market value declines more than 50% below their cost basis. Although dependent on specific facts and circumstances, we generally believe that an other than temporary impairment would occur before a decline in value of more than 50%. Please tell us and provide us with support for your accounting policy that equity securities are only impaired if they have declined by more than 50% below their cost basis. In your analysis please consider that an equity security would have to increase more than 100% to recover more than a 50% decline in its cost basis. Please also tell us how you consider the length of time that a security has been in an unrealized loss position in recognizing other than temporary impairments. Please refer to SAB Topic 5M.

Company Response. The Company's impairment practice with respect to equity securities is principally driven by administrative simplicity given the immaterial amounts involved. Equity security holdings have approximated $15 million on the Company's balance sheet over the past several years. Of this amount, approximately one-half represents stock held in Moody National Bank, a privately held financial institution regarded as a related party by the Company. The remaining balance is comprised of roughly one hundred publicly traded equity securities none having a value of $200,000 or more. Although categorized as “available for sale”, the portfolio has had little turnover. With the portfolio categorized as available for sale, the securities are reported at fair value at each reporting date with the resulting increase or decrease reflected in other comprehensive income. The cost basis of the $15 million equity portfolio is less than $5 million.

In the event the Company opts to expand its equity holdings beyond current levels at some future date, we would most certainly adopt more stringent impairment guidelines for financial reporting and agree that impairment would occur before a decline of more than 50% in value. However, given the fact situation described above, the Company believes the current impairment practice does not lend itself to material misreporting of its holdings.

Note 5: Federal Income Taxes, page 103

3.
In your rate reconciliation table you reflect a $1.944 million reconciling item in 2010 that reduced your effective tax rate by 1.9% attributed to a “tax adjustment related to return.” It is unclear whether this reconciling item relates to the $2.0 million received in 2010 by audit settlement associated with the 2005 tax return amendment filed in 2007. If so, please explain to us the nature of the benefit and why you did not appear to record the associated tax benefit in 2007 when identified. If you believed it more likely than not that the benefit would not be realized under ASC 740-10-25-6, please explain to us why you disclosed in every year since the adoption of FIN 48 in 2007 that you had no liability for uncertain tax positions. If the 2010 reconciling item does not relate to the 2005 amended tax return, please provide us proposed disclosure to be included in future periodic reports that explains this reconciling item and its underlying tax attributes. Please explain what “related to return” means. To the extent that this is an “accrual to return” adjustment that reflects that an estimate you made in accounting in some earlier period was different than the amounts actually claimed on a subsequently filed tax return, please clarify in your proposed disclosure and separately explain to us why the reconciling item in 2010 is significantly larger, as a percentage of the expected statutory tax, than that in 2009 or 2008. In addition, please indicate in your revised disclosure whether this adjustment is indicative of a new lower expected effective tax rate or whether you do not expect this benefit to recur.

Company Response. The reconciling item in the rate reconciliation table is unrelated to the $2.0 million audit settlement associated with the 2005 amended tax return. The $1.944 million item is comprised of the following three pieces:

•	Interest on the 2005 amended return settlement. The interest amount received in 2010 was $0.3 million.

•
Reversal of the IRC 162(m) compensation deduction limitation in 2009. In connection with Nasdaq's transition to a national securities exchange, the Company submitted a Form 10 filing in 2009 registering its securities under Section 12(b) of the Exchange Act (previously exempt). We were advised that the Company became subject in 2009 to Section 162(m) of the Internal Revenue Code limiting the tax deduction for non-performance based compensation to named executive officers in excess of $1 million. During 2010, we ascertained that the requirements of Section 162(m) did not apply until the 2010 fiscal year. Accordingly, the reversal of the 2009 non-deductible Section 162(m) item reduced 2010 taxes by $0.6 million.

•
The remaining balance of $1.0 million represents non-specifically identified differences not pertaining to the current year. As they were not specifically identified to a particular tax year, the differences were assumed to emanate from multiple prior tax return periods.

The line item description “Tax adjustment related to return” in the rate reconciliation table was carried over from the prior year and we agree that it does not adequately describe the variety of activity that occurred in 2010. For purposes of the Form 10-K filing for the year ended December 31, 2011, we propose to change the line item description to “Adjustments pertaining to prior tax years”.

With respect to disclosure of the 2010 activity in the Form 10-K filing for the year ended December 31, 2011, we propose the following language:

“The Company expects its effective tax rate to be less than the statutory rate of 35% due to recurring permanent differences that reduce tax expense. During the year ended December 31, 2010, the Company's effective tax rate was further decreased by adjustments pertaining to prior tax periods for amounts currently received, changes from previous estimates, and other adjustments which the Company does not generally expect to recur in the future.”

Note 9: Commitments and Contingencies
(A) Legal Proceedings, page 115

4.
Regarding the class action lawsuit pending as of June 12, 2006, you disclose that you have not accrued any loss for this contingency and that you have meritorious defenses and intend to vigorously defend yourself against the asserted claims. ASC 450-20-50 requires the disclosure of a reasonably possible loss or range of loss in excess of amounts already accrued or a statement that such estimate cannot be made. Although you may have meritorious defenses, it may be reasonably possible to estimate a liability. Please provide us proposed revised disclosure to be included in future periodic reports that provides the loss or range of loss for material matters or an explicit statement that such an estimate cannot be made. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please explain to us:

•	The procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure; and

•	For each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Company Response. The class action lawsuit in the above comment is referred to internally as the Petry case. The Company's Legal Department, along with outside counsel, provide monthly reports to the Company's Disclosure Controls and Procedures Committee (comprised primarily of members of senior management) concerning the status of outside litigation, including the Petry case. Similar reports are provided to the Company's Audit Committee and full Board of Directors at their scheduled meetings. Each quarter, the Accounting and Legal departments discuss the disclosures, if any, to be made concerning outstanding matters. Particular attention is paid to ASC 450-20-50-5 matters where disclosure may be warranted although a liability amount cannot be reasonably estimated.

With respect to the Petry case, the Company's Legal Staff reports to management in keeping with their obligations under the American Bar Association Statement of Policy and its commentary. Management believes that it is not probable that an asset has been impaired or liability incurred as of the reporting date. Specifically, after discussion with our attorneys, management believes that the damage theories presented by the plaintiffs in the case are novel at best, against prevailing law and speculative and vague. Accordingly, attempting to estimate a liability should the Company not prevail in an area where historically there has been no breach of duty, or in an area where the Company believes its disclosures are proper and the claims by the plaintiff are not valid at all, coupled with the fact that the Company cannot ascertain any financial harm to the plaintiffs based on these claims, has led the Company to conclude that a reasonable estimate of a possible range of loss cannot be made. The Company will continue to monitor the status of this and other litigation.

In terms of an explicit statement in future periodic reports to be added to the disclosure regarding the above, we would propose the following:

“In addition, given the speculative and vague damage theories presented by the plaintiffs in the matter, the inability to ascertain any financial harm to the class of policyholders, and the current status of the case before the Court, the Company is unable to reasonably estimate a possible range of loss for disclosure in the accompanying consolidated financial statements.”

Company Acknowledgement

We acknowledge that:

—	the Company is responsible for the adequacy and accuracy of disclosures in our filings;
—	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or need further clarification on any of these items please do not hesitate to contact me.

Sincerely,

/S/Brian M. Pribyl
Brian M. Pribyl
Senior Vice President
Chief Financial Officer & Treasurer